# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Patria Investments Ltd., CIK 0001825570
CUSIP: G69451105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 60 Nexus Way, 4th floor PO Box 757, Grand Cayman, United States (X1), KY1-9006
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001422848-22-000187
Filed by CIK 0001422848

## Reporting persons
- Capital Research Global Investors: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 9,721,903; shared voting power 0; sole dispositive power 9,721,903; shared dispositive power 0; aggregate amount beneficially owned 9,721,903 (14.9% of the class)

## Item 1. Issuer
Name of issuer: Patria Investments Ltd.
Address of issuer's principal executive offices: 60 Nexus Way, 4th floor PO Box 757, Grand Cayman KY1-9006, Cayman Islands

## Item 2. Person Filing
Name of person filing: Capital Research Global Investors
Address of principal business office or, if none, residence: 333 South Hope Street, 55th Fl, Los Angeles, CA 90071
Citizenship: N/A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
9,721,903 **

**Capital Research Global Investors ("CRGI") is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CRGI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital Research Global Investors." CRGI is deemed to be the beneficial owner of 9,721,903 shares or 14.9% of the 65,129,962 shares believed to be outstanding.
Percent of class: 14.9
Sole power to vote or to direct the vote: 9,721,903
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,721,903
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Capital Income Builder
SMALLCAP World Fund, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Capital Research Global Investors: Jae Won Chung, Vice President and Senior Counsel II, Capital Research and Management Company (08/05/2025)